Exhibit 99.4

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

The following Management and Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s audited consolidated financial statements and related notes, for the first quarter ended March 31, 2007.   All dollar amounts are expressed in Canadian funds unless otherwise stated.  The annual consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles.  The effective date of this report is May 30, 2007.

Overview:

History and nature of Business:

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) is in the recycling business and under the trade name MultiCutTM, Poly-Pacific produces plastic media blast (PMB) from scrap plastic.  Designed for the rapid removal of paints and coatings from sensitive surfaces, PMB may be used on aircrafts, automobiles, composites, and electronic components.  PMB is a proven, environmentally friendly alternative to harsh chemical stripping agents and other hard abrasive materials.   Everwood Agricultural Products International Inc. (“Everwood”), a wholly owned subsidiary, recycles the spent media and disposed plastic containers into plastic lumber for the agricultural industry.

Poly-Pacific Technologies Ltd (“PPT”)., a wholly owned subsidiary of the Company, is a key player in the Green Industry and a leading manufacturer of plastic media blast and plastic lumber.  Poly-Pacific Technologies Ltd. is an ISO 9001:2000 company.  It continues to develop its customer base through direct marketing and an expanding network of distributors in the United States, Asia, and Europe.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

The consolidated financial statements for the first quarter ended March 31, 2007, include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”), Poly-Pacific Technologies Inc. (“PPT”), and PolyRan Reclamation Inc (“Poly-Ran”) a variable interest entity in which the Company is the primary beneficiary.   As discussed later on this report, at December 31, 2006, Everwood has been classified as a discontinued operation.  All inter-company transactions were eliminated on consolidation

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended March 31, 2007:

	First quarter of the year ended December 31, 2007 and the Q2-Q4 for the first quarter ended December 31, 2006				First quarter of the year ended December 31, 2006 and the Q2-Q4 for the first quarter ended December 31, 2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues from continuing operations ($)	246,380	260,037	297,831	389,667	508,742	353,316	447,938	788,915
Loss from continuing operations – ($)	(787,086)	(631,261)	(736,368)	(168,563)	(22,551)	(717,385)	(174,772)	(155,802)
Income (loss) from discontinuing operations – ($)	(16,715)	(204,896)	(53,046)	(101,115)	(52,679)	(40,519)	3,344	(21,408)
Basic and diluted earnings (loss) per share from continuing operations - ($)	(0.025)	(0.028)	(0.032)	(0.007)	(0.001)	(0.057)	(0.014)	(0.013)
Basic and diluted earnings (loss) per share – ($)	(0.026)	(0.036)	(0.034)	(0.012)	(0.004)	(0.060)	(0.014)	(0.015)

Results of Continuing Operations

Overall, the Company recorded a consolidated net loss of $803,936 ($0.025 per common share) for the first quarter ended March 31, 2007 as compared with a consolidated net loss of $22,551 ($0.001 per common share) for the first quarter ended March 31, 2006.  The large increase in the consolidated loss for 2006 as compared to 2005 was primarily attributable to the stock based compensation for the stock options issued during the quarter to directors, officer, and consultants of the Company.   There has also been a significant decrease in sales of plastic media due to declining US economy, increased competitive forces and decrease in sales of agricultural products in 2007 as compared to 2006.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

Revenues and Direct Costs of continuing operations

Revenues for first quarter ending March 31, 2007 were $246,380 as compared to $509,742 for the first quarter ending March 31, 2006.    As described above, the decrease in revenue for first quarter ended March 31, 2007 by $262,362 was primarily attributable to the decrease in sales of plastic media due to declining US economy and declining gross margins due to competitive pressures within plastic media industry and decrease in sales of agricultural products since October 2005.   In addition, due to decreased working capital and due to some legal disputes with certain transport and freight companies, the Company was not able to service some clients properly and thus losing  potential revenues from these and other clients.    In addition, the Company closed its Everwood operations at December 31, 2006 and thus did not have any sales of Agricultural posts in 2007 as compared to the same period in 2006.

Gross margins for the first quarter March 31, 2007 was 35.8% as compared to 50.4% for first quarter ended March 31, 2006.  The large decrease in gross margin is because a significant amount of Company’s inventory was written-off resulting in a large increase in the direct costs balance, thus decreasing gross profit.  In the past, this inventory had been carried on the books at the cost of production and it was believed that there was an active market for this slow-moving or obsolete inventory; however, after a detailed re-evaluation of this inventory by the new management team and its potential sales market for such inventory, it was written down to a its net realizable value.    Management intends to assess the value of inventory on quarterly basis and may write-off additional inventory to its net realizable value, as warranted in the future.

Operating Expenses of the continued operations:

Overall, operating expenses were $875,214 for the first quarter March 31, 2007 compared to $262,278 for the first quarter period ended March 31, 2006.  The changes in operating expenses for the first quarter ending March 31, 2007 are attributed to the following:

General and administrative (G&A) expenses increased by $121,712 from $136,167 to $257,879 for the first quarter ended March 31, 2007.    This is increase is mainly attributable to payments to various consultants providing administration services, business development, investor relations and other services to the Company in 2007 as compared to the same period in 2006.

The stock based compensation expense of $392,985 relates to stock options issued to directors, officer, and consultants of the Company.  In 2006, there was no stock options issued or any stock options that vested during that period.  The stock based compensation expense includes an expense of $325,498 for the options granted in the first quarter of 2007 and an unrecognized stock based compensation expense of $67,487 for the stock options issued in December 2006.

Occupancy costs increased by $44,304 from $40,617 to $84,921 as the Company incurred additional expenses for repairs and maintenance to their premises and for increased utilities and property tax payments in 2007 as compared to the same period in 2006.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

Professional fees increased by $20,791 from $33,905 to $54,696 as the Company incurred additional legal fees in relation to issuance of stock options, private placements, and other corporate matters relating to acquisition of McAdoo Nylon Reclamation Project in Kingston, Ontario in 2007 as compared to the same period in 2006.

Amortization of property, plant and equipment decreased by $7,621 from $37,406 to $29,785.  There were no additions or disposals of any capital assets during the first quarter.

Management fees, paid to a corporation controlled by a former director, decreased to $nil for the first quarter ended March 31, 2007 from $16,660 in the first quarter ended March 31, 2006.   The former director resigned from the Company in August 2006 and no management fees were paid to him as result of his resignation.

Foreign exchange loss for first quarter ended March 31, 2007 was $21,945 as compared to a gain of 32,689 for the same period in 2006. The change is due to timing differences (difference in the amount recorded as compared to the amount paid and when the funds were transferred from one company to another) in the foreign exchange rate between the Canadian dollar and the US dollar.

Income taxes:

The Company had a $nil balance for current taxes due to losses for first quarter ended March 31, 2007.

Discontinued Operations:

At December 31, 2007, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and to attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to reduce costs and to focus its efforts in developing McAdoo Nylon Reclamation Project in Kingston, Ontario.

Results of discontinued operations:

The net loss for the discontinued operation was $16,715 as the Company incurred certain unrecognized expenses after the measurement date (December 31, 2006) for these discontinued operations.

Non-controlling interest of variable interest entity:

During 2006, Company’s President incorporated a new company, PolyRan Reclamation Inc. (“Poly-Ran”), which is controlled by him and other shareholders to raise funds to develop McAdoo Nylon Reclamation Project in Kingston, Ontario (“Kingston project”) with the Company.   At December 31, 2006 and March 31, 2007, the Poly-Ran was determined to be a variable interest entity as the Company is deemed to be the beneficiary.  Poly-Ran had a total share subscription (capital) of $305,589, which was accounted as a non-controlling interest.   During 2006, $264,000 was transferred to the Company to fund general working capital of the Company and to finance the testing the Kingston project to various engineering consultants.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

Subsequent to the quarter, additional $25,000 was also transferred to fund general working capital of the Company.

Although the full terms of the Poly-Ran relationship with the Company and the existing shareholders of the Company have  not been finalized, the shareholders of both the Companies will share equally or in other agreed amounts in the Kingston project development costs and eventual any profits and losses.

Change in Accounting Policy

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payments, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method.  Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R).  The adoption of this policy did not have a material effect on the Company’s financial position and results of operations.

As a result of issuance of these stock options during the first quarter as described below in the Share Capital section of this report, the Company recognized $47,626 in stock-based compensation expense for the first quarter ended March 31, 2007

Contingencies

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.  In the opinion of management, the ultimate resolution of any current lawsuits would not have a material effect on the financial position or results of operations of the Company.  As at the date of these consolidated financial statements, outstanding claims against the Company amount to $228,871, however, the likelihood of payment of these claims cannot be determined at this time and have not been accrued in the consolidated financial statements.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

In addition, a subsidiary of the Company has a claim against it and a consent judgement has been entered into in the amount of $53,554.  This amount has been included in accounts payable and accrued liabilities of the discontinued operations.

Going Concern

The Company incurred a net loss for the first quarter ended March 31, 2007 of $820,651 with a total accumulated deficit of $4,852,185.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

Management is aware that it needs to increase revenues in order to cover its operating expenses and become profitable and has established business and marketing plans to achieve this objective.  Additional funding may be required to fully achieve meeting the targets set under the business and marketing plans.  Management is actively seeking new financing alternatives, either through debt or equity financing.

As described in the Share Capital section below and in the subsequent events note in the financial statements, subsequent to the quarter, the Company was able to secure additional financing through private placements for the Shares of the Company and of PolyRan Reclamation Inc, a variable interest entity.

Liquidity and Capital Resources

Working capital deficiency as at March 31, 2007 was $139,377 as compared to working capital deficiency of $585,310 as at December 31, 2006.   This increase in the working capital deficiency is due to increase in accounts and other receivables, and a decrease in accounts payable.

The Company’s cash position increased to Cash of $53,309 at March 31, 2007 from a bank indebtedness of $2,144 as at December 31, 2006 due to the issuance of common shares.  The Company used $520,543 to fund continuing operations and used $18,700 to fund discontinued operation, and received cash of $592,752 from financing activities for the first quarter ended March 31, 2007.  During the first quarter, the Company did not use or receive any funds from investing activities.

In addition, the loan agreement for the bank loan and equipment loan specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels.  As at March 31, 2007, the Company was not in compliance with these requirements.  Consequently, the equipment loan could be repayable on demand and has been classified as current liability.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

The Bank is in process of doing a financial assessment of the Company’s subsidiary, PPT, and has not yet determined as to whether it will renew or extend the bank and equipment loan.    In case, these loans are not renewed, the carry values of assets, in particular, the capital assets, may need to evaluated to a write-down to fair value.  Management is not able to make this determination at this time and will assess this the second quarter.

Capital commitments:

The Company has no significant commitments for property and equipment expenditures for 2007.  The Company has forecasted that any property and equipment expenditures incurred in 2007, based on future needs, will be funded from working capital and/or from operating or capital leases.

Transactions with related parties

During the first quarter, management fees of $nil as compared to $16,600 for 2006 were paid to a corporation under significant influence of one of the Company’s former directors.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:

As at March 31, 2007, the numbers of issued common shares are 38,162,439 as compared to 25,237,740 as at December 31, 2006.  No preferred shares have been issued.

Summary of Common Shares Issued and Outstanding:

Balance, December 31, 2006

25,237,740

Issuance of Private Placements

detailed above

  6,000,000

Exercise of warrants

  2,072,991

Exercise of Stock Options

  1,679,500

Settlement of outstanding debt

  3,172,208

Balance, March 31, 2007

38,162,439

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

On February 6, 2007, the Company issued 6,000,000 units at a price of $0.05 per Unit for net proceeds of $291,891 (net of legal fees of 8,109).   Each Unit is comprised of one common share and one Common Share purchase warrant.   Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two years following the date of closing.   All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.  The net proceeds of private placements were used for general working purposes.

For the share purchase warrants issued pursuant to the private placement , the Company determined the fair value consistent with the method prescribed under FAS No. 148 and allocated the proceeds from the private placements to common shares ($157,914) and warrants ($133,977) issued.  The fair value of each warrant was estimated using the Black-Scholes fair value option pricing mode

Stock-Based Compensation Plan

a)

    Summary of the stock option transactions are as follows:

Number of

Weighted Average

Options

Exercise Price

Balance at December 31, 2006

2,580,700

0.10

Granted at $0.10

2,100,000

0.10

Granted at $0.18

1,400,000

0.18

Conversion to common shares

(1,679,500)

0.10

Cancelled

(467,200)

0.10

Balance at March 31, 2007

3,934,000

$

0.10

During the quarter, the Company granted stock options as follow:

The Company granted 1,200,000 stock options to an officer of the Company and consultants on January 11, 2007, exercisable at $0.10.  The stock options to consultants expire on January 11, 2009, and the stock options to an officer of the Company expire on January 11, 2012.   1,000,000 stock options vest in 30 days and 200,000 to one consultant vest on the basis of 25% immediately upon grant, 25% in six months, 25% in twelve months, and the remaining 25% in eighteen months.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

i)

The Company granted 1,400,000 stock options to various consultants to the Company on February 1, 2007, exercisable at $0.18, which expires on February 1, 2009, exercisable at $0.10.    These options vest in 30 days.

ii)

The Company granted 800,000 stock options to directors and officer of the Company and 100,000 stock options to a consultant, on March 12, 2007, exercisable at $0.10, which expires on March 12, 2009, exercisable at $0.10.    These options vest in 30 days

b)  The following table summarizes information about stock options outstanding at March 31, 2007:

2006

Options Outstanding

Options Exercisable

     Weighted

Weighted

Average

Weighted

Number

Average

Remaining

Number

Average

of

Exercise

Contractual

of

Exercise

Options

Price

Life (Years)

Options

Price

234,000

$

0.10

2.0

171,500

$

0.10

200,000

0.10

0.1

200,000

0.10

1,000,000

0.10

1.7

1,000,000

0.10

200,000

0.10

1.7

50,000

0.10

1,400,000

0.18

1.8

1,400.000

0.18

900,000

0.10

1.9

---

0.10

Summary of Stock options expense for the Stock options issued in the first quarter:

i)

1,200,000 options to an officer and consultants

48,807

ii)  400,000 options to consultants

216,863

iii)  900,000 options to directors and officer

59,828

325,498

During the first quarter ended March 31, 2007, the Company recognized $ 392,985 (2006 - $nil) in stock-based compensation expense.   This balance includes $67,487, unrecognized stock based compensation expense for stock options issued in December 2006.    In addition, at March 31, 2007, the Company has $119,132 of unrecognized stock based compensation expense for the non-vested stock options.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

Subsequent Events

On May 25, 2007, the Company completed a non-brokered offering of 3,000,000 units (“Units”) at a price of $0.10 per Unit for gross proceeds of $300,000 by way of a private placement (the “Private Placement”). Each Unit comprises of one common share (“Common Share”) and one Common Share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share at a price of $0.40 per Common Share for a period of two years following the date of closing.   The Company intends to use the proceeds from the Private Placement for general working capital purposes.

In addition, the variable interest entity, PolyRan Reclamation Inc., completed a share subscription of 100,000 convertible shares of Poly-Ran for gross proceeds of $100,000.   The Company intends to use the proceeds to further test and develop the McAdoo Nylon Reclamation Project in Kingston, Ontario and for general working capital purposes.

Financial Instruments

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars.  This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies.  For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars.  The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary.  Fluctuations in payments made for the Company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.  The Company has its customers insured and as a result this reduces the specific customer risks.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument.  These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, debentures, bank loan and long-term debt.  As at March 31, 2007, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable, accounts payable, long-term debt, bank loan balances to be received and paid in foreign currency are subject to foreign exchange risk.

Interest Rate Risk

The Company’s debentures payable are subject to interest rate price risk and the Company’s bank loan and long-term debt is subject to interest rate cash flow risk.

Disclosure Controls and Procedures Update

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure. The Company’s Acting Chief Executive Officer and Acting Chief Financial Officer have concluded, based on their evaluation as of the date of this Management’s Discussion and Analysis that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.   It should be

noted that while the Company’s Acting Chief Executive Officer and Acting Chief Financial Officer believe that disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

Further, because the Company is a registrant under US securities legislation, the Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for assessing the effectiveness of the internal controls over financial reporting or causing them to be assessed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and United States generally accepted accounting principles.

As of March 31, 2007, the Company has assessed the design of its internal controls over financial reporting and during this process management identified the following material weaknesses:

a)   Due to limited staff, the Company is not able to achieve complete segregation of incompatible duties and achieve a formal authorization and approval process for transactions and payments.  In order to compensate for this weakness, the Acting Chief Executive Officer and Acting Chief Financial Officer along with senior management oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements.

b)

Bank reconciliations currently are not performed or reviewed on monthly basis.  Management intends to implement policies and procedure requiring bank reconciliations be prepared, reviewed and approved on a monthly basis.

c)

Due to limited staff, the Company’s finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.    In addition, certain government filings (e.g. GST returns) are often filed late.   Management intends to implement policy and procedures to ensure government filings are filed on time.

d)

There is a lack of control over the retention of some supporting documents.   Management intends to centralize accounting function in one office and implement policies and procedures to ensure proper retention of supporting documentation.

There were no changes in the Company’s internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.   For additional detail on the Company’s assessment of internal controls over financial reporting, refer to the management’s discussion and analysis for the year-ended December 31, 2006.

It should be noted that while the Company’s Acting Chief Executive Officer and Acting Chief Financial Officer believe that internal control over financial reporting provides a reasonable level of assurance, they do not expect that the internal controls over financial reporting would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2007

Risks and uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favorable terms.  If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution.  If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

The Company is dependent upon the continued availability and commitment of its key management whose contributions to immediate and future operations of the Company are of central importance.

The Company has experienced an operating loss for the first quarter ended March 31, 2007 and for fiscal years 2006 and 2005.  There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

Additional information

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)’s website on www.sec.gov/edgar.shtml

Forward-looking Statements

Except for historical information, “This Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the Company’s lack of profitability, dependence on key personnel, technology advancements, additional long-term capital requirements and its stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.